FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 29TH, 2015

1.         DATE, TIME AND PLACE: On October 29th, 2015, at 11:30 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Strasser; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to paragraphs first and second of article 15 of the Company’s By-Laws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. All the members of the Company’s Board of Directors attended the meeting, namely, Messrs. Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Filipe da Silva Nogueira, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana and Yves Desjacques, in person, and Messrs. Arnaud Strasser and Roberto Oliveira de Lima, by video conference. Thus, Mrs. Jean-Charles Henri Naouri was represented by a Power of Attorney by Mr. Sr. Arnaud Strasser.

4.         AGENDA: (i) Analysis and deliberation of the financial statements related to the period ended at September 30th, 2015 and main operational indicators; (ii) Analysis and deliberation of the proposal of distribution of dividends and the definition of the date of payment related to the dividends of the 3rd quarter of 2015; (iii) Analysis and deliberation about the proposal of issuance of shares under the terms of the stock option plan of the Company and the respective capital increase; (iv) Analysis and deliberation, under the terms of the Policy for Transactions with Related Parties, of the transactions with Related Parties, such as: (a) Agreement for the Rendering of  Services related to the Development of Mobile App “PA Mais” between the Company and CNova Comércio Eletrônico S.A.; (b) Loan Agreement between the Company and Greenyellow do Brasil Energia e Serviços Ltda.; e (c) Indemnity Agreement between the Company and Greenyellow do Brasil Energia e Serviços Ltda.; (v) Ratification of the call of the Shareholders' Extraordinary General Meeting held on October 9th, 2015 and the Management’s Proposal to deliberate about the election of the Board of Directors’ members appointed by the Controlling Shareholder; (vi) Rec-ratification of the Minutes of the Company´s Board of Directors Meeting held on 28 July 2015, in order to reflect the exact amount of dividends distributed; and (vi) Analysis and deliberation for the election of members nominated by the shareholder Almacenes Éxito S.A. for the composition of Human Resources and Compensation, Corporate Governance, Financial and Stock Option Committee of the Company.

5.         RESOLUTIONS: As the meeting was commenced, the Board of Directors’ members examined the items comprised in the Agenda and deliberated, unanimously and without reservations, the following resolutions:

5.1.      Analysis and deliberation of the financial statements related to the period ended at September 30th, 2015 and main operational indicators: in accordance with the recommendation of approval of the Audit Committee, the members of the Board of Directors decided to approve, unanimously and without reservations, the quarterly information regarding the period ended at September 30th, 2015 and authorized the Company’s Board of Executive Officers to take all the necessary measures for the disclosure of the quarterly information herein approved by remittance to the Comissão de Valores Mobiliários - CVM and BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros. After the deliberation, the Chairman of the Board of Directors thanked the presentation made and moved on to the next item of the Agenda;

5.2.      Analysis and deliberation of the proposal of distribution of dividends and the definition of the date of payment related to the dividends of the 3rd quarter of 2015: after discussions, Messrs. members of the Board of Directors decide to unanimously approve, and as recommended by the Audit Committee, the payment of interim dividends related to the 3rd quarter of 2015, as set forth in the Company´s Politics of the Distribution of Dividends, in the amount of R$ 38,460,474.23 (thirty-eight million, four hundred and sixty thousands, four hundred and seventy four Reais and twenty three cents), of which R$ 0.15 per preferred share and R$ 0.1363650000 per common share. The payment of dividends will be made on November 11th, 2015 and all owners of outstanding shares on November 3rd, 2015, will be entitled to receive the dividends. The shares acquired as from, and including, November 3rd, 2015, will not be entitled to receive the payment of the dividends herein approved. After the deliberation, the Chairman of the Board of Directors thanked the presentation made and moved on to the next item of the Agenda;

5.3.      Analysis and deliberation about the proposal of issuance of shares under the terms of the stock option plan of the Company and the respective capital increase: Messrs. members of the Board of Directors discussed the Company´s Stock Option Plans which were approved at the Shareholders´ Meetings held on 20 December 2006, on 9 May 2014 and, as further modified, on 24 April 2015 (jointly, the “Plans”), and decided the following:

5.3.1.   As a consequence of the exercise of A6 Silver and Gold, A7 Silver and Gold, B1 and B2 Series of the Plans, approve, as recommended by the Financial Committee and observed the limit of the authorized capital of the Company, as set forth in Section 6 of the by-laws, the capital increase of the Company in the amount of R$ 92,938.23 (ninety-two thousand, nine hundred thirty eight Reais and twenty three cents), pursuant to the issuance of 3,042 (three thousand forty two) preferred shares, being:

(i)                 157 (one hundred and fifty seven) preferred shares, at the issuance price of R$ 0.01 (one cent) per share, fixed in accordance with the Plans, in the total amount of R$1.57 (one Real and fifty-seven cents), in connection with the exercise of A6 Gold Series;

(ii)               154 (one hundred and fifty-four) preferred shares, at the issuance price of R$ 64.13 (sixty four Reais and thirteen cents) per share, fixed in accordance with the Plans, in the total amount of R$ 9,876.02 (nine thousand, eight hundred and seventy six Reais and two cents) in connection with the exercise of A6 Silver Series;

(iii)             1,038 (one thousand and thirty-eight) preferred shares, at the issuance price of R$ 0.01 (one cent) per share, fixed in accordance with the Plans, in the total amount of R$ 10.38 (ten Reais and thirty-eight cents), in connection with the exercise of A7 Gold Series;

(iv)             1,038 (one thousand and thirty-eight) preferred shares, at the issuance price of R$ 80.00 (eighty Reais) per share, fixed in accordance with the Plans, in the total amount of R$ 83,040 (eighty-three thousand and forty Reais), in connection with the exercise of A7 Silver Series;

(v)               655 (six hundred and fifty-five) preferred shares, at the issuance price of R$ 0.01 (one cent) per share, fixed in accordance with the Plans, in the total amount of R$ 6.55 (six Reais and fifty-five cents), in connection with the exercise of B1 Series; and

(vi)             91 (ninety-one) preferred shares, at the issuance price of R$ 0.01 (one cent) per share, determined in accordance with the Plans, in the total amount of R$ 0.91 (ninety-one cents), in connection with the exercise of B2 Series.

According to the Company’s by-laws, the preferred shares issued shall have the same characteristics and conditions and shall be entitled to the same rights and benefits as the existing preferred shares, including full right to participate in the allocation of interim dividends regarding the 3rd quarter of 2015.

5.3.2.   Consequently, the Company’s share capital shall be from R$ 6,805,996,519.38 (six billion, eight hundred and five, nine hundred and ninety-six thousands, five hundred and nineteen Reais and thirty-eight cents) to R$ 6,806,089,454.81 (six billion, eight hundred and six million, eighty-nine thousands, four hundred and fifty four Reais and eighty-one cents) divided into 265,699,688 (two hundred sixty-five million, six hundred and ninety-nine, six hundred and eighty-eight) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousands, eight hundred fifty-one) are common shares and 166,019,837 (one hundred sixty-six million, nineteen thousands, eight hundred and thirty-seven) are preferred shares. After the deliberation, the Chairman of the Board of Directors thanked the presentation made and moved on to the next item of the Agenda;

5.4.      Analysis and deliberation, under the terms of the Policy for Transactions with Related Parties, of the transactions with Related Parties, such as: (a) Agreement for the Rendering of  Services related to the Development of Mobile App “PA Mais” between the Company and

CNova Comércio Eletrônico S.A.; (b) Loan Agreement between the Company and Greenyellow do Brasil Energia e Serviços Ltda.; e (c) Indemnity Agreement between the Company and Greenyellow do Brasil Energia e Serviços Ltda.: Mr. Marcelo Acerbi made a presentation and considering the favorable recommendation of the Audit Committee, Messrs. members of the Board of Directors decided to approve, with due abstention from Messrs. Carlos Mario Giraldo Moreno, Filipe da Silva Nogueira and Jose Gabriel Loaiza Herrera, which ate the time were not members of the Board of Directors of the Company, the transactions with Related Parties mentioned above, requesting that the Company’s management proceed to the conclusion of such agreements. After the deliberation, the Chairman of the Board of Directors thanked the presentation made and moved on to the next item of the Agenda;

5.5.      Ratification of the call of the Shareholders' Extraordinary General Meeting held on October 9th, 2015 and the Management’s Proposal to deliberate about the election of the Board of Directors’ members appointed by the Controlling Shareholder: after discussions, Messrs. members of the Board of Directors decided to approve, with due abstention from Messrs. Carlos Mario Giraldo Moreno, Filipe da Silva Nogueira and Jose Gabriel Loaiza Herrera, which ate the time were not members of the Board of Directors of the Company, the ratification of the call of the Shareholders' Extraordinary General Meeting held on October 9th, 2015 and the Management’s Proposal to deliberate about the election of the Board of Directors’ members appointed by the Controlling Shareholder;

5.6.      Rec-ratification of the Minutes of the Company´s Board of Directors Meeting held on 28 July 2015, in order to reflect the exact amount of dividends distributed: after discussions, Messrs. members of the Board of Directors decided to approve the rec-ratification of the Minutes of the Company´s Board of Directors Meeting held on 28 July 2015 and registered at the Commercial Registry of the State of São Paulo under No. 364.025/15-3 on 18 August

2015 (“Minutes of BDM”), in order to rectify the amount related to the dividends paid by the Company to its shareholders for the 2nd quarter of 2015, which by mistake appeared as “R$ 38,495,795.03 (thirty-eight million, four hundred ninety-five thousand, seven hundred and ninety five three hundred and two Reais and eight cents)”, but the correct amount is R$38,455,302.08 (thirty-eight million, four hundred fifty-five thousand, three hundred and two Reais and eight cents). In this regard, where it is read R$ 38,495,795.03 (thirty-eight million, four hundred ninety-five thousand, seven hundred and ninety five three hundred and two Reais and eight cents), it should be read R$38,455,302.08 (thirty-eight million, four hundred fifty-five thousand, three hundred and two Reais and eight cents). Therefore, item 5.2 of the resolutions of the Minutes of BDM shall be read as follows:

“5.2. Analysis and resolution about the proposal of allocation of dividends and definition of the payment date related to the dividends for the 2nd quarter of 2015: in accordance with the recommendation of the Audit Committee, the members of the Board of Directors unanimously decided to approve the payment of interim dividends for the 2nd quarter of 2015, according to the Company's Dividend Policy, in the amount of R$38,455,302.08 (thirty-eight million, four hundred fifty-five thousand, three hundred and two Reais and eight cents), of which R$ 0.15 per preferred share and R$ 0.136365 per common share. The payment of dividends will be made on 8 August 2015. All outstanding shares as of 28 July 2015 shall be entitled to receive the dividends. As from 29 July 2015, the shares will be traded ex-dividend.”

5.6.1.   All the other resolutions of the Minutes of BDM that were not rectified herein are ratified, in a sense that remain in full force and effect. After the deliberation, the Chairman of the Board of Directors thanked the presentation made and moved on to the next item of the Agenda;

5.7.      Analysis and deliberation for the election of members nominated by the shareholder Almacenes Éxito S.A. for the composition of Human Resources and Compensation, Corporate Governance, Financial and Stock Option Committee of the Company: as recommended by the Human Resources and Compensation Committee, the Board of Directors resolved to approve the election of Messrs. (i) Carlos Mario Giraldo Moreno, Colombian, married, lawyer, bearer of the Passport No. PE085281, with address at Carrera 48 No. 32 B Sur 139 Envigado, Colombia, to hold the positions of (a) Member of the Human Resources and Compensation Committee and (b) Member of the Corporate Governance Committee; (ii) Filipe da Silva Nogueira, French, married, business administrator, bearer of the Passport  No. 14FV03499, with address at Carrera 48 No. 32 B Sur 139 Envigado, Colombia, to hold the positions of (a) Member of the Financial Committee, replacing Mr. Antoine M. D 'Estaing and (b) Member of the Stock Option Committee, replacing Mr. Yves Desjacques; (iii) Jose Gabriel Loaiza Herrera, Colombian, married, business administrator, bearer of the Passport No. PE079042 carrier, with address at Carrera 48 No. 32 B Sur 139 Envigado, Colombia to hold the position of (a) Member of Human Resources and Compensation Committee; for, as of this date, exercise the duties for which they were elected. After the deliberation, the Chairman of the Board of Directors thanked the presentation made.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: Having nothing to discuss further, the proceedings were adjourned and the minutes were prepared. Once the proceedings were resumed, the minutes were read and approved, all the attending Board members having signed them. São Paulo, 29th of October, 2015. Signatures: Chairman – Arnaud Strasser; Secretary – Ana Paula Tarossi. Jean-Charles Naouri (PoA. Arnaud Strasser), Arnaud Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Filipe da Silva Nogueira, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Roberto Oliveira de Lima and Yves Desjacques. I certify, for due purposes, that this is a certificate of the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Ana Paula Tarossi

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 29, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.